

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2012

<u>Via Email</u>
Donald R. Kimble
Chief Financial Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

> **Re:** **Huntington Bancshares Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 17, 2012**
> **File No. 001-34073**

Dear Mr. Kimble:

We have completed our review of the above listed filing and the related filings noted in our prior comment letters. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director